UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-38409

Mogo Finance Technology Inc.

(Name of registrant)

2100-401 West Georgia St.

Vancouver, British Columbia

V6B 5A1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mogo Finance Technology Inc.

Date: May 24, 2019	By:	/s/ Gregory Feller
		Name:	Gregory Feller
		Title:	President & Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Notice of Annual and Special Meeting of Shareholders dated May 13, 2019 for the annual and special meeting of shareholders to be held on June 18, 2019

99.2	Management information circular dated May 13, 2019 for the annual and special meeting of shareholders to be held on June 18, 2019

99.3	Form of Proxy for the annual and special meeting of shareholders to be held on June 18, 2019

99.4	Voting Instruction Form for the annual and special meeting of shareholders to be held on June 18, 2019

99.5	Letter of Transmittal related to the annual and special meeting of shareholders to be held on June 18, 2019

99.6	Certificate of Abridgment for the annual and special meeting of shareholders to be held on June 18, 2019